EXHIBIT 99

HERITAGE OAKS TO ACQUIRE FOUR WESTAMERICA BRANCHES, REPORTS SECOND QUARTER EARNINGS.

Paso Robles, CA, July 17, - Heritage Oaks Bank today announced that it will purchase four branches in San Luis Obispo County from Westamerica Bank. The branches are located in Paso Robles, Arroyo Grande, San Luis Obispo and Morro Bay. The purchase is subject to regulatory approval and is expected to close in the fourth quarter of 2001.

Larry Ward, President and Chief Executive Officer of Heritage Oaks Bank stated, “We are very pleased with this agreement to acquire these branches. The addition of the new offices will add to our current coverage within the County, by adding to our deposit totals. This transaction will also afford us the opportunity to provide service to our existing customers by adding these new branches. We are also pleased that we will be given the opportunity to enhance our staff with the addition of the employees of these offices.”

Through the first six months of the year, ending June 30, 2001 Heritage Oaks Bancorp, (The Company) parent holding company of Heritage Oaks Bank, reported net income of $1,115,114, or $0.79 per share on a fully diluted basis. This represents a 7.27% increase in net income over the same reporting period, June 30, 2000. The Company reported a Return on Equity (ROE) and a Return on Average Assets (ROAA) of 16.40% and 1.22% respectively on June 30, 2001.

Mr. Ward went on to state “the Company’s results of operations through the first six months of 2001 continue to demonstrate strong positive trends in total asset growth, capital adequacy and earnings performance.”

Through June 30, 2001, the Company reported Total Assets of $189,891,264. This figure represents a 9.63% growth in assets over the same reporting period of June 30, 2000. Loans increased by over 13% during the past year and deposits increased by more that 10%, with non-interest bearing demand deposits leading the way at 20% growth. As a result of strong earnings, and the payment of a 5% stock dividend in April 2001, total Equity Capital increased by 25.7% to $14,726,852.